UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **October 29, 2003**

AMERICAN INDEPENDENCE CORP.

(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

485 Madison Avenue, New York, NY 10022	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 355-4141**

Item 12. Results of Operations and Financial Condition.

On October 29, 2003, American Independence Corp. issued a press release announcing financial results for the quarter ended September 30, 2003, a copy of which is attached as Exhibit 99.1.

<p align="center">**SIGNATURE**</p>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

/s/ *Teresa A. Herbert*   Date: October 29, 2003
Teresa A. Herbert
Vice President and Chief Financial Officer

Exhibit 99.1

AMERICAN INDEPENDENCE CORP.   **CONTACT: DAVID T. KETTIG**
485 MADISON AVENUE   **(212) 355-4141 Ext. 3047**
NEW YORK, NEW YORK 10022   **www.americanindependencecorp.com**
NASDAQ – AMIC

NEWS RELEASE

AMERICAN INDEPENDENCE CORP. ANNOUNCES 8% SEQUENTIAL INCREASE IN INCOME FROM CONTINUING OPERATIONS FOR THREE MONTHS ENDED SEPTEMBER 30, 2003

New York, New York, October 29, 2003. American Independence Corp. (NASDAQ: AMIC) today reported net income and income from continuing operations of $2.3 million ($.27 per share, diluted) for the three months ended September 30, 2003 and revenues of $15.7 million for the same period. Net income includes a non-cash charge of $0.5 million ($.05 per share, diluted) for amortization related to intangible assets.

Net income for the nine months ended September 30, 2003 amounted to $6.4 million ($.75 per share, diluted). Income from continuing operations amounted to $6.3 million ($.74 per share, diluted) and revenues amounted to $38.9 million for the same period. Net income for the nine months ended September 30, 2003 includes a non-cash charge of $1.4 million ($.17 per share, diluted) for amortization related to intangible assets recorded in purchase accounting and $0.1 million ($.01 per share, diluted) from discontinued operations relating to the first quarter of 2003.

Roy T.K. Thung, Chief Executive Officer, commented, "We are pleased to report that our income from continuing operations increased sequentially from $2.1 million ($.25 per share, diluted) for the second quarter of 2003 to $2.3 million ($.27 per share, diluted) for the third quarter of 2003, an 8% increase. Premiums reinsured under treaties with Independence Holding Company (NASDAQ: INHO) increased 36% from the second quarter of 2003 as additional cases renewed each month. Independence American Insurance Company's premiums will continue to increase during the balance of this year, and the total benefit from these treaties will not be realized until 2004. Beginning with the fourth quarter of 2003, it is anticipated that AMIC's earnings will be reduced by a charge for Federal income taxes even though, on a cash basis, AMIC will not pay any Federal income taxes due to utilization of our Federal net operating loss carry forwards.   This accounting treatment is based upon the expectation that AMIC will have taxable earnings in its tax year beginning October 1, 2003. We continue to be optimistic as to our future results."

On a non-GAAP basis, the Company reported income from continuing operations, excluding certain amortization, of $2.7 million ($.32 per share, diluted) for the three months ended September 30, 2003 and $7.7 million ($.91 per share, diluted) for the nine months ended September 30, 2003. Non-GAAP results exclude non-cash charges related to the amortization of intangible assets recorded in purchase accounting.

The Company provides non-GAAP financial measures to complement its consolidated financial statements presented in accordance with GAAP. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by identifying certain expenses that, when excluded from the GAAP results, may provide additional understanding of the Company's core operating results or business performance. However, these non-GAAP financial measures are not intended to supercede or replace the Company's GAAP results.   A reconciliation of the non-GAAP results to the GAAP results is provided in the "Non-GAAP Condensed Consolidated Statements of Operations" schedule below. Operating results reported on a non-GAAP basis exclude non-cash charges related to the amortization of intangible assets recorded in purchase accounting.

AMIC is a holding company principally engaged in the insurance and reinsurance business through Independence American Insurance Company and its employer medical stop-loss and managed care managing general underwriters.

Some of the statements included herein may be considered to be forward looking statements, which are subject to certain risks and uncertainties. Factors which could cause the actual results to differ materially from those suggested by such statements are described from time to time in AMIC's filings with the Securities and Exchange Commission.

AMERICAN INDEPENDENCE CORP.
THIRD QUARTER REPORT
SEPTEMBER 30, 2003
(in Thousands Except Per Share Data)

	Three Months Ended		Nine Months Ended	
	2003	**2002**	**2003**	**2002**
Premiums earned	$ 11,295	$ -	$ 26,267	$ -
Investment and other income	472	380	1,527	1,187
Realized gains	30	-	379	-
MGU fee income	3,868	-	10,734	-
Revenues	15,665	380	38,907	1,187
Insurance benefits, claims and reserves	7,080	-	16,279	-
Selling and general expenses	5,689	3,216	14,432	6,931
Amortization and depreciation	502	29	1,509	124
Other expenses	29	72	135	1,700
Expenses	13,300	3,317	32,355	8,755
Operating income (loss) from continuing operations	2,365	(2,937)	6,552	(7,568)
State income taxes	91	-	272	-
Federal income taxes	-	-	-	-
Income (loss) from continuing operations	2,274	(2,937)	6,280	(7,568)
Loss from discontinued operations	-	-	-	(901)
Income (loss) on disposition of discontinued operations	-	(1,037)	114	(3,507)
Net income (loss)	$ 2,274	$ (3,974)	$ 6,394	$ (11,976)
Basic Income (Loss) Per Common Share:				
Income (loss) from continuing operations	$ .27	$ (.35)	$ .75	$ (.90)
Loss from discontinued operations	-	-	-	(.11)
Income (loss) on disposition of discontinued operations	-	(.12)	.01	(.42)
Net income (loss)	$ .27	$ (.47)	$ .76	$ (1.43)
Weighted average basic common shares	8,417	8,395	8,409	8,394
Diluted Income (Loss) Per Common Share:				
Income (loss) from continuing operations	$ .27	$ (.35)	$ .74	$ (.90)
Loss from discontinued operations	-	-	-	(.11)
Income (loss) on disposition of discontinued operations	-	(.12)	.01	(.42)
Net income (loss)	$ .27	$ (.47)	$ .75	$ (1.43)
Weighted average diluted common shares	8,527	8,395	8,485	8,394

As of September 30, 2003, there were 8,417,195 common shares outstanding, net of treasury shares.

NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands Except Per Share Data)

		Three Months Ended				Nine Months Ended		
		2003		**2002**		**2003**		**2002**
Income (loss) from continuing operations	$	2,274	$	(2,937)	$	6,280	$	(7,568)
Amortization of intangible assets related to purchase accounting		470		-		1,411		-
Income (loss) from continuing operations excluding certain amortization	$	2,744	$	(2,937)	$	7,691	$	(7,568)
Basic Income (Loss) Per Common Share:								
Income (loss) from continuing operations excluding certain amortization	$	.33	$	(.35)	$	.91	$	(.90)
Diluted Income (Loss) Per Common Share:								
Income (loss) from continuing operations excluding certain amortization	$	.32	$	(.35)	$	.91	$	(.90)